June 6, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Taylor Beech, Staff Attorney

Attn: Dietrich King, Staff Attorney

Dear Ms. Beech and Mr. King:

CHW Acquisition Corporation, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 25, 2022, regarding Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed with the Commission on March 10, 2022 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comments with the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

Amendment No. 1 to Registration Statement on Form S-4 filed March 10, 2022

Q: WHAT EQUITY STAKE WILL CHW CURRENT SHAREHOLDERS, THE SPONSOR, THE PIPE AND BACKSTOP INVESTOR AND CONTINUING WAG! STOCKHOLDERS HOLD..., page 10

1. We note your revised disclosure in response to comment 2. Please ensure your presentation of ownership of the post-combination company includes all dilutive securities at each redemption level. In this regard, we note that only the scenario presented on page 11 includes all dilutive securities. Please make conforming edits throughout your filing. In addition, please revise the tables on pages 18 and 119 to include all dilutive securities. In this regard, we note your disclosure that the table assumes no CHW or New Wag! warrants are exercised and does not reference the Lender Warrants.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 11, 18, 19, 20, and 125 of Amendment No. 2.

Q: WHAT HAPPENS IF A SUBSTANTIAL NUMBER OF PUBLIC SHAREHOLDERS VOTE IN FAVOR OF THE BUSINESS COMBINATION..., page 17

2. We note your revised disclosure in response to comment 3. Please further revise the table on page 18 to show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, the issuance of earnout shares, the issuance of the Series P Investment, and exercise of the Lender Warrants under each redemption scenario.

In response to the Staff’s comment, the Company has revised the table on pages 18, 19, and 20 of Amendment No. 2.

Background of the Business Combination, page 120

3. We note your revised disclosure in response to comment 11. Please further revise your disclosure to provide a detailed description of the negotiations regarding the term sheet that was executed on October 19, 2021 by CHW and Wag!, including the terms of the initial draft, the terms included in the final executed version, and how the terms evolved over the course of the negotiation. In this regard, it appears you have only discussed the terms that were included in the executed version and the valuation that was included in prior drafts. Please also elaborate further what revisions were made to the Business Combination Agreement and other transaction documents as a result of the December 28, 2021 discussions referenced on page 125.

In response to the Staff’s comment, the Company has revised the disclosure on pages 125 to 139 of Amendment No. 2.

4. We note your revised disclosure in response to comment 12. Please further revise your disclosure to provide a detailed description of how the terms of the Business Combination Agreement evolved throughout the exchange of drafts from the initial draft of the Business Combination Agreement on November 16, 2021 until it was executed on February 2, 2022, and if applicable, please describe how the terms differed from the term sheet. Please include disclosure of the specific terms and how those terms were negotiated.

In response to the Staff’s comment, the Company has revised the disclosure on pages 125 to 139 of Amendment No. 2.

5. We note your response to comment 13. Please substantially revise your disclosure in this section to include a chronological description of the negotiations relating to material terms of the transaction and ancillary agreements, including, but not limited to, the Domestication, the type of consideration to be paid to Wag! stockholders, the earnout shares and trigger events and allocation between Wag! stockholders and management, the financial projections and any discussions relating to the assumptions underlying such projections, the control of the post-combination company, director designation rights and organizational documents, the CHW founders stock letter, and the lock up agreements. In your revised disclosure, please explain the issues and specific terms discussed at the meetings, each party's position on such issues, and how you reached agreement on the final terms.

In response to the Staff’s comment, the Company has revised the disclosure on pages 125 to 139 of Amendment No. 2.

The Company respectfully clarifies that the type of consideration to be paid to Wag! stockholders, which is consistent with most recent transactions of a similar nature, was included in the initial letter of intent proposal circulated by the Company to Wag!. Wag! did not raise this provision for negotiation, and as a result the Business Combination Agreement reflected this provision as proposed. Similarly, the Domestication was included in the initial draft of the Business Combination Agreement that the Company’s legal counsel sent to Wag!’s legal counsel, and this term was not raised for negotiation.

6. We note your response to comment 16. Please quantify the compensation payable to Chardan, including fees payable upon consummation of the Business Combination and the value of the Representative Shares issued to Chardan in connection with CHW's IPO.

In response to the Staff’s comment, the Company has revised the disclosure on pages 43 and 311 of Amendment No. 2.

7. We note your response to comment 17. We further note that Item 4(b) of Form S-4 requires that the information required by Item 1015(b) of Regulation M-A be provided with respect to a report, opinion, or appraisal that is (i) materially related to the transaction and (ii) referred to in the prospectus. Accordingly, please include the information required by Item 1015(b) of Regulation M-A with respect to the report delivered by Ernst and Young and the study delivered by the Wag! financial analyst, or provide us with a detailed legal analysis as to why you continue to believe you are not required to do so.

In response to the Staff’s comment, the Company respectfully advises the Staff that E&Y’s due diligence and quality of earnings review of Wag! was prepared in connection with the Company’s broader due diligence review of Wag!. E&Y’s review did not constitute a report, opinion or appraisal within the meaning of Item 1015(b) of Regulation M-A.

In connection with its due diligence on Wag!, the Company engaged E&Y to review certain aspects of Wag!’s business and to review materials provided by Wag!. E&Y produced a summary of its review in connection therewith. This due diligence summary focused on diligence regarding the historical financial information of Wag!. E&Y did not opine on the value of Wag!’s assets or the fairness of the consideration offered in the business combination and further, E&Y was not informed of the terms of the Business Combination Agreement entered into in connection with the business combination or the implied valuation of Wag!. E&Y made no recommendations regarding the value of Wag!, whether the Company should or should not proceed with the business combination, or the fairness of the business combination. Given the limited nature of the services provided by E&Y, the Company respectfully submits that the requirements of Item 1015(b) of Regulation M-A are not applicable to the materials prepared by E&Y. Based on this position, we have removed references to such report from the Registration Statement.

Regarding the study delivered by a financial analyst, the Company respectfully advises the Staff that this study was prepared by CHW’s in-house senior analyst and therefore does not constitute a report, opinion or appraisal within the meaning of Item 1015(b) of Regulation M-A.

Material U.S. Federal Income Tax Considerations, page 193

8. We note your response to comment 25. Please provide disclosure as to the tax consequences of the Acquisition Merger in this section and file an opinion, as necessary. In this regard, we note that if the tax consequences are material to the transaction as a whole, which we believe to be the case with respect to the Acquisition Merger, then disclosure and appropriate tax opinions are required with respect to the transaction as a whole. Please refer to Item 4(a)(6) of Form S-4. Further, as counsel is issuing at least one "should" opinion, please include risk factor disclosure regarding the uncertainty of this opinion(s).

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not believe that the U.S. federal income tax consequences of the Acquisition Merger are material to the Company and the holders of CHW ordinary shares or warrants because the Acquisition Merger is not a taxable transaction to the Company or holders of CHW ordinary shares or warrants regardless of the U.S. federal income tax treatment of the Acquisition Merger (e.g., regardless of whether the Acquisition Merger qualifies as a “reorganization” within the meaning of section 368 of the Code).  Nevertheless, we have revised the disclosure on pages 205, 206, 214, and 216 to disclose that the Acquisition Merger will not be a taxable transaction to the Company or holders of CHW ordinary shares or warrants and also revised Exhibit 8.1 to include this statement in the tax opinion.

We have revised page 214 of the disclosure to clarify that counsel is unable to render a “will” opinion due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets.

Notes to Unaudited Pro Forma Condensed Combined Financial Information Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 218

9. In note (E) or other appropriate note, please state the interest rate assumed in calculating the pro forma interest expense. We note disclosure on page 208 that for purposes of information presented in the pro forma condensed combined financial statements the assumed rate is based on Libor plus a margin of 10%.

In response to the Staff’s comment, the Company has revised the disclosure on page 232 of Amendment No. 2.

10. In the adjustments in note (K) for "Issuance of shares to Pet Caregivers and charity" and "RSU grant stock compensation," the respective references to note (J) do not appear to correspond to the applicable adjustments in note (J). Please revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 233 of Amendment No. 2.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations For the Three Months Ended March 31, 2022, page 220

11. In adjustment (AA) the expense is disclosed as being $0.3M ($300,000). However, on the face of the pro forma income statement (in thousands) the adjustment is reflected as $3 ($3,000). Please revise as appropriate or explain.

In response to the Staff’s comment, the Company has revised the disclosure on page 234 of Amendment No. 2.

For the Year Ended December 31, 2021, page 221

12. Reference is made to adjustment (AC), which states it represents the issuance of 300 thousand shares that may be distributed to the pet wellness and welfare community. Please explain to us why the amount of the adjustment is not the same as the $3.0 million recorded in equity for this issuance.

In response to the Staff’s comment, the Company has revised the disclosure on page 234 of Amendment No. 2.

Annual Financial Statements of Wag Labs, Inc.

Wag Labs, Inc. Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-48

13. We note your response to comment 44 and your conclusion to provide disclosure of disaggregate revenues by Service revenue and Wellness revenue in your consolidated financial statements as of and for the period ended March 31, 2022. Please explain why you also did not provide the disclosure for fiscal year ended December 31, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-51 and F-52 of Amendment No. 2 to include a disclosure of disaggregated revenue in a tabular format for the fiscal year ended December 31, 2021.

14. We note your response to comment 45. Please clarify for us why you recognize wellness revenue on a gross basis as a principal when it appears this revenue is generated on the same basis as your other revenue streams that you record on a net basis as an agent. In both cases, it appears revenue is a fee paid by a third party, with the fee based on the type or dollar level of the associated service or product. In connection with this, explain to us why your marketing of the insurance comparison tool in a wellness transaction is a factor in your determination that you are the principal in these transactions when you do not sell the associated insurance. Additionally, explain to us how your presentation of incentives, discounts and promotions are impacted by your principal vs. agent determination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 284, F-52, and F-78 of Amendment No. 2 to remove the discussion regarding the ASC 606-10-55-36 guidance on principal versus agent considerations in the context of Wellness revenue transactions. ASC 606-10-55-36 only requires an entity to determine whether it is a principal or an agent in a transaction when there is more than one party involved in providing goods or services to a customer. In Wellness revenue transactions, Wag! is the provider of lead generation services to its customer, the insurance providers (third party partner), and Wag! records commission fee revenue earned and received directly from the insurance providers. As Wag! is the only party involved in providing services to the insurance provider customer, the ASC 606-10-55-36 guidance on principal versus agent is not applicable.

15. Refer to your response to comment 46. Please clarify for us and in your disclosure why some of the arrangements with third party service providers the transaction price is considered variable; that is, what causes the variability. Also, clarify for us the basis for why you believe the adjustment to estimated transaction consideration is immaterial.

In response to the Staff’s comment, the Company respectfully advises Staff that the variability in consideration in Wag!’s commission fee transactions with insurance providers is due to adjustments the insurer may make to the commission fees if the insurer does not successfully close an action with a Pet Parent. Based on historical information, Wag! calculates an estimate of the amount of unsuccessful actions between the insurer and Pet Parent and constrains that revenue until the actual unsuccessful actions are known (which is typically within 30-45 days of the initiation of a transaction between the insurance provider and the Pet Parent). The estimate of constrained commission fees as of Q’1 2022 and year ended 2021 was $26,000 and $61,000, respectively, which is immaterial to the consolidated financial statements.

Cost of Revenues (exclusive of depreciation and amortization), page F-49

16. We note your response to comment 47 that the Company revised the disclosure on pages F-51 and F-74, however, we were not able to locate any revised disclosure. Please explain or address the comment.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-53 and F-79 of Amendment No. 2.

Note 3. Business Combinations, page F-51

17. We note your response to comment 48 indicates Compare Pet Insurance Services, Inc. (CPI) impact to revenue was $1.9M representing 9.6% of your total revenues for the year ended December 31, 2021 and CPI’s pro forma impact to net loss was $0.1M representing 2.1% of your net loss for the year ended December 31, 2021. Your disclosure indicates CPI contributed $5.1M in revenue and $0.9M in net income for fiscal 2021. Please reconcile the amounts disclosed to those provided in your response and advise of the materiality of the transaction after doing so.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-55 and F-56 of Amendment No. 2.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Sunyi Snow, at ssnow@mwe.com or by telephone at (214) 210-2810.

Sincerely,

By:	/s/ Mark Grundman
Name: Mark Grundman
Title: Co-Chief Executive Officer, CHW Acquisition Corporation